Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

RESIGNATION OF EXECUTIVE DIRECTOR AND CHIEF FINANCIAL OFFICER

The board (the “Board”) of directors (the “Director(s)”) of Kingsoft Cloud Holdings Limited (the “Company” or “Kingsoft Cloud”) announces that Mr. He Haijian (“Mr. He”) tendered his resignation as an executive Director and chief financial officer of the Company with effect from June 30, 2025, due to other personal commitments. Following the resignation of Mr. He, he also ceased to act as a member of the corporate governance committee of the Board.

Mr. He confirmed that he has no claim against the Company and has no disagreement with the Board and there are no other matters with respect to his resignation that need to be brought to the attention of shareholders of the Company or The Stock Exchange of Hong Kong Limited.

Mr. Lei Jun, Chairman of Kingsoft Cloud, commented: “On behalf of the Board, I would like to express our sincere gratitude to Haijian for his outstanding leadership and invaluable contributions over the past five years. His tenure with Kingsoft Cloud has been marked by vision, resilience, and exceptional execution. We fully respect his decision and wish him continued success in his future endeavors.”

The Company intends to appoint a new chief financial officer of the Company in due course. The Board and senior management remain fully committed to executing the Company’s strategic priorities and are confident in its long-term outlook.

By Order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Vice Chairman of the Board, Executive Director and acting Chief Executive Officer

Hong Kong, June 11, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director, Mr. Zhang Duo as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.

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